EXHIBIT 99.3

FREDERIC P. ZOTOS
1623 Avalon Drive
Hull, MA 02045

Tel: (781) 925-0780    Fax: (781) 925 - 8665    Mobile: (781) 267-3667    E-Mail: fzotos@pathogenics.com

April 1, 2006

William L. Sklar, Director
Michael L. Ferrari, Director
Pathogenics, Inc.
99 Derby Street
Suite 200
Hingham, MA 02043
United States

Re: Salary deferral and accrual for the period January 1st  - March 31st, 2006

Dear Bill and Mike:

This letter constitutes my written notification to the Company and you its acting board of directors to defer and accrue my salary for the Company’s first quarterly fiscal period January 1st  - March 31st, 2006 in accordance with the terms of my Employment Agreement (between Pathogenics, Inc. and Frederic P. Zotos, dated March 15, 2005, and as first amended January 1, 2006). The pertinent terms of the Employment Agreement are as follows:

“. . . the Employee may choose to defer and accrue a portion of the Base Salary. The salary deferral and accrual shall end and Company will pay the Employee in full the deferred and accrued salary amount hereunder upon the earlier of either the Employee’s own determination, the termination of employment of the Employee under the terms of this Agreement, or the expiration of the Term of this Agreement. The Employee shall receive interest on any amount of deferred and accrued salary hereunder at an annual percentage rate of ten percent (10%).” (Employment Agreement, §3(a))

This salary deferral and accrual shall end and the Company will pay me in full the deferred and accrued salary for this period when it has sufficient funds to do so, but in no event later than January 31, 2007.

Sincerely,

/s/ Frederic P. Zotos

Frederic P. Zotos, Esq.
President & CEO